SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

EQUITY OFFICE PROPERTIES TRUST

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01
(Title of Class of Securities)

294741103
(CUSIP Number)

ANN F. CHAMBERLAIN, ESQ.
RICHARDS & O'NEIL, LLP
885 THIRD AVENUE
NEW YORK, NEW YORK 10022-4873
(212) 207-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 3, 20001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

SCHEDULE 13D

CUSIP NO. 294741103
(1) Name of reporting persons S.S. or I.R.S. identification Nos. of above persons	STICHTING PENSIOENFONDS VOOR DE GEZONDHEID GEESTELIJKE EN MAATSCHAPPELIJKE BELANGEN
(2) Check the appropriate box if a member of a group (see instructions)	(a) [ ] (b) [ ]
(3) SEC use only
(4) Source of funds (see instructions)	WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	[ ]
(6) Citizenship or place of organization	THE NETHERLANDS
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	26,229,077
(8) Shared voting power	0
(9) Sole dispositive power	26,229,077
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	26,229,077
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	[ ]
(13) Percent of class represented by amount in Row (11)	8.49%
(14) Type of reporting person (see instructions)	OO

EQUITY OFFICE PROPERTIES TRUST SCHEDULE 13D
AMENDMENT NO. 2

This Amendment No. 2 (the "Amendment No. 2") amends a Statement on Schedule 13D (the "Schedule 13D"), dated as of February 11, 2000, and amended as of June 29, 2000, and filed by Stichting Pensioenfonds Voor De Gezondheid Geestelijke En Maatschappelijke Belangen ("PGGM" or the "Reporting Person"). This Amendment No. 2 amends Items 3 and 5 of the Schedule 13D, as previously amended. Items 1, 2, 4, 6 and 7 are not amended hereby. Capitalized terms used in this Amendment No. 2 not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 2 is being filed to reflect that PGGM has acquired, in open market transactions between February 23, 2001 and April 3, 2001, 4,189,800 shares of Common Stock.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

PGGM used working capital to fund the acquisition of the 4,189,800 shares of Common Stock reported hereby.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) PGGM beneficially owns approximately 8.49% of the outstanding Common Shares (calculated by dividing (i) the number of Common Shares beneficially owned by PGGM as of the date hereof (26,229,077) by (ii) the number of Common Shares issued and outstanding as of March 16, 2001 (308,878,996), as reported in the Company's most recent annual report on SEC Form 10-K.

(b) As of the date of filing of this Amendment No. 2, the Reporting Person has the power to vote or to direct the vote of, or the power to dispose or direct the disposition of, the Common Shares that are beneficially owned by it as follows:

Entity	Beneficial Ownership	Right to Vote	Right to Dispose	No Right to Vote or Dispose
PGGM	26,229,077	26,229,077	26,229,077	0

(c) PGGM effected the following open market transactions between February 23, 2001 and April 3, 2001:

Trade Date	Settlement Date	US $ Average Price Per Share	Number	Price Excluding Broker Commission - US $
2/23/01	2/28/01	28.6250	200,000	5,725,000.00
2/27/01	3/2/01	28.9966	500,000	14,498,300.00
2/28/01	3/5/01	28.9457	380,000	10,999,366.00
3/1/01	3/6/01	28.9975	400,000	11,599,000.00
3/2/01	3/7/01	29.0525	185,100	5,377,617.75
3/5/01	3/8/01	29.1000	1,800	52,380.00
3/16/01	3/21/01	29.0653	250,000	7,266,325.00
3/19/01	3/22/01	29.0630	250,000	7,265,750.00
3/20/01	3/23/01	29.1000	200,000	5,820,000.00
3/21/01	3/24/01	29.0260	215,000	6,240,590.00
3/28/01	4/2/01	27.8985	350,000	9,764,475.00
3/29/01	4/3/01	27.8830	292,600	8,158,565.80
3/30/01	4/4/01	27.9989	108,200	3,029,480.98
4/2/01	4/5/01	28.0975	98,900	2,778,842.75
4/3/01	4/6/01	28.1879	758,200	21,372,065.78
Total Shares			4,189,800

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 12, 2001

STICHTING PENSIOENFONDS VOOR DE GEZONDHEID GEESTELIJKE EN MAATSCHAPPELIJKE BELANGEN

By: /s/ JHWR Van der Vlist

Name: JHWR Van der Vlist

Title: Director of Real Estate

By: /s/ Anneke C. Van de Puttelaar

Name: Anneke C. Van de Puttelaar

Title: Portfolio Manager Real Estate